SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	December	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated December 23, 2016 - Neovasc Announces Update in Litigation with CardiAQ

Document 1

Neovasc Announces Update in Litigation with CardiAQ

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Dec. 23, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) reported today that the United States District Court for the District of Massachusetts has granted a stay of judgment pending the completion of its appeal. The judgment stems from a jury verdict reached in May 2016 and subsequent rulings by the court related to a lawsuit filed by CardiAQ against Neovasc related to its Tiara™ technology.  As a result of the court order imposing a stay, CardiAQ cannot enforce the money judgment pending the outcome of the appeal.

"Having this stay in place will allow our team to continue to advance both our Tiara and Reducer products and help patients in need," commented Alexei Marko, CEO of Neovasc. "2017 is shaping up to be an exciting time, with important clinical and development milestones expected throughout the year."

Under the terms of the stay, Neovasc will deposit US$70 million into a joint escrow account and enter into a general security agreement related to the remaining damages awarded by the court. Neovasc will also require court approval for transactions outside the course of normal business until such time that an appeal is decided in Neovasc's favor or the Company posts the remaining amount of money judgement into the joint escrow account.

The Company is preparing to appeal the validity of the award, as well as the ruling on inventorship to the United States Court of Appeal for the Federal Circuit. The appellate process may take approximately a year to complete.

Update on German Litigation
Also, the Company reports that on December 14, 2016 a hearing took place in Munich, Germany regarding the ongoing European litigation with CardiAQ related to one of Neovasc's patent applications for its Tiara™ technology.  Further arguments were heard in court and no decision was rendered by the court at this time.  Neovasc intends to continue to vigorously defend itself in the litigation with CardiAQ.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the U.S. and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the U.S., Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding: the Company's intention to appeal the validity of the damages award, as well as the Court's ruling on inventorship; the Company's intention to adhere to the terms of the stay imposed by the Court; the Company's ability to continue to advance its Tiara and Reducer products, and its plans and expectations with respect to Tiara and Reducer in 2017; and the Company's expectations with respect to the length of the appellate process and the anticipated timing in connection with the German litigation, and other intentions and expectations with respect to the litigation.  Words and phrases such as "expected", "will", "continue", "advance", "shaping up", "may", "intends", and similar words or expressions, are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the conduct or possible outcomes of any actual or threatened legal proceedings, including the Company's ability to successfully appeal the validity of the award as well as the ruling on inventorship, which is inherently uncertain and which creates material uncertainty that casts substantial doubt on the Company's ability to continue as a going concern; the potential impact on the Company's business of an adverse decision in the appeal on the question of inventorship even if the Company prevails on its appeal of the award; potential changes in circumstances relating to the Company's financing requirements, whether as a result of the CardiAQ litigation (including as a result of the requirement for the Company to deposit US$70 million into a joint escrow account and enter into a general security agreement related to the remaining damages awarded by the Court), unforeseen circumstances or otherwise; the Company's ability to raise additional funding; restrictions on the Company's ability to enter into transactions outside the course of normal business in accordance with the terms of the stay, which could impair the Company's ability to pursue transactions that it believes may be in the best interests of the Company and its shareholders; the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F and Management's Discussion and Analysis of Financial Condition and Results of Operations (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 12:28e 23-DEC-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: December 23, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer